SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] No. 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on November 7, 2022 drawn up in summary form

1.        Date, Time and Venue. On November 7, 2022, starting at 6:00 p.m., with the participation of the members, that ratified their votes by writing, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.        Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Michel Dimitrios Doukeris, co-chairmen, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Claudia Quintella Woods.

3.        Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.        Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.           Change in the Board of Executive Officers. According to article 21, item “d”, of the Company’s bylaws, to approve the election of Mr. Felipe Moreira Haddad Baruque, Brazilian citizen, with a food science degree, bearer of the identity card RG No. 29.305.086-7 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 219.787.888-35, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, current Procurement Vice President for Anheuser-Busch InBev S.A./N.V., for the position of Procurement Vice President Officer of the Company in replacement of Mr. Rodrigo Figueiredo de Souza, effective as of January 1, 2023.

4.1.1.           Mr. Felipe Moreira Haddad Baruque will take office as Procurement Vice President Officer of the Company on January 1, 2023, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers.

4.2.           New Composition of Board of Executive Officers. In accordance with the abovementioned resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit I as of January 1, 2023, all with an unified term of office until December 31, 2024.

5.        Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, November 7, 2022.

/s/ Victorio Carlos De Marchi	/s/ Michel Dimitrios Doukeris
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum
/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Claudia Quintella Woods	/s/ Letícia Rudge Barbosa Kina Secretary

Exhibit I

Composition of the Board of Executive Officers as of January 1, 2023

(term of office unified until December 31, 2024)

(i)	Mr. Jean Jereissati Neto, as “Chief Executive Officer”;
(ii)	Mr. Lucas Machado Lira, as “Chief Financial, Investors Relations and Shared Services Officer”;
(iii)	Mr. Eduardo Braga Cavalcanti de Lacerda, as “Commercial Vice President Officer”;
(iv)	Mr. Ricardo Morais Pereira de Melo, as “People and Management Vice President Officer”;
(v)	Mrs. Leticia Rudge Barbosa Kina, as “Legal and Compliance Vice President Officer”;
(vi)	Mrs. Carla Smith de Vasconcellos Crippa Prado, as “Corporate Affairs Vice President Officer”;
(vii)	Mr. Felipe Moreira Haddad Baruque, as “Procurement Vice President Officer”.
(viii)	Mr. Paulo André Zagman, as “Logistics Vice President Officer”;
(ix)	Mr. Daniel Cocenzo, as “Sales Vice President Officer”;
(x)	Mr. Eduardo Eiji Horai, as “Information Technology Vice President Officer”;
(xi)	Mr. Daniel Wakswaser Cordeiro, as “Marketing Vice President Officer”;
(xii)	Mr. Pablo Firpo, as “Non-Alcoholic Beverages Vice President Officer”;
(xiii)	Mr. Valdecir Duarte, as “Industrial Vice President Officer”; and
(xiv)	Mrs. Daniela Gavranic Cachich, as “Future Beverages Vice President Officer”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer